Exhibit 4.8
Participation Agreement
China
Base Agreement # 4911013920 Master SOW# 4911013924 PA #4911014400

EFFECTIVE DATE OF THIS PARTICIPATION AGREEMENT ("PA"): 2011-06-01

This PA between IBM Dalian Global Delivery Co Ltd., IBM Solution & Services (SZ) Co., Ltd. (“Buyer”) and Kunshan Castle Information consulting Co.,Ltd. (“Supplier”) adopts and incorporates by reference all of the terms and conditions of the Base Agreement # 4911013920 in effect as of the date hereof (“Base Agreement”) and Master Statement of Work# 4911013924 in effect as of the date hereof (“Master SOW”). This PA automatically incorporates any future amendments to the Base Agreement referenced in this PA and any future amendments to the Master SOW, if referenced in this PA, and will be made a part of this PA to the extent that the amendments do not conflict with the terms of this PA.

However, any future amendments to the Master SOW referenced in this PA which affect price and part numbers for Deliverables are automatically incorporated and made a part of this PA.

The parties to this PA agree that purchases and sales of the Deliverables, Products or Services, as defined in the Base Agreement, will be conducted in accordance with, and be subject to, the terms and conditions of this PA, the Base Agreement and any applicable Work Authorizations.

1.0 Warranty
Notwithstanding the relevant provision of the Base Agreement, the warranty relating to euro dollar shall not apply.

In addition to the representations and warranties in the Base Agreement, Supplier makes the following on-going representation and warranty:

(1)  that Deliverables, Products and Services which interact in any capacity with data, or when used in combination with other information technology, support the code page standard initially referenced as GB 18030; and
(2)  it is familiar with all local laws and regulations pertaining to bribery, corruption and prohibited business practices and has not and will not partake in any actions in relation to the transactions contemplated herein in violation of such laws; and
(3)  it and its Affiliates has not and will not offer, promise or make or agree to make payments or gifts (of money or anything of value) directly or indirectly to anyone for the purpose of influencing or inducing anyone to influence decisions in favor of Buyer; and
(4)  unless expressly disclosed to Buyer in writing prior to the execution of this Agreement, it does not know nor has reason to believe that any of the owners, principals or senior management of Supplier, its Affiliates, or lower tier subcontractors (1) are or were persons acting in an official capacity for or on behalf of a government; or (2) have a familial relationship to persons acting in an official capacity for or on behalf of a government.

2.0 Termination of a MSOW, SOW or WA
The following clause shall be added into the end of the subsection titled “Termination of this Agreement” in the Base Agreement:
Notwithstanding the foregoing, Supplier recognizes and agrees that Buyer may immediately terminate this Agreement for Cause by written notice to Supplier in the case that (1) Supplier breaches the Ongoing Warranties pertaining to bribery listed above, or (2) when Buyer reasonably believes such a breach has occurred or is likely to occur. For purposes of the subsection below titled “Termination of a MSOW, PSOW and/ or a Purchase Order” in the Base Agreement, the term Cause shall be deemed to include these events.

3.0 Choice of Forum
Notwithstanding Section 16.4 of the Base Agreement, all disputes arising out of or in connection with this Agreement shall be settled by the parties through friendly negotiation. In the event said disputes can not be settled through friendly negotiation, either Party may submit the dispute to arbitration to be conducted by China International Economic and Trade Arbitration Commission in Beijing in accordance with its then current arbitration rules. The arbitration tribunal shall be composed of three (3) arbitrators. The arbitral award shall be final and binding. This PA will be governed by the laws of the People’s Republic of China.

4.0 Prior Communications and Order of Precedence
In the event of any conflict in the terms of the Base Agreement, the order of precedence will be: (i) the quantity, payment and delivery terms of the relevant WA; (ii) the relevant PSOW; (iii) this PA; (iv) the MSOW; (v) the Base Agreement; and (vi) the remaining terms of the relevant WA.

Participation Agreement
China
Base Agreement # 4911013920 Master SOW# 4911013924 PA #4911014400

5.0 Survival
In the event the Base Agreement is terminated, the terms and conditions of the Base Agreement incorporated by reference herein shall survive such termination and remain in effect for purposes of this PA only.

ACCEPTED AND AGREED TO:	ACCEPTED AND AGREED TO:
IBM Dalian Global Delivery Co Ltd.	Kunshan Castle Information consulting
Co.,Ltd
By:	By:
Buyer Signature	Date	Supplier Signature	Date

Printed Name	Printed Name

Title & Organization	Title & Organization

Buyer Address:	Supplier Address:
No. 269 Wu Yi Road, Dalian, P.R. China. 116023	No.8 Zhaofeng Road, Huaqiao town, Kunshan, Jiangsu Province, China. 100120

ACCEPTED AND AGREED TO:

IBM Solution & Services (SZ) Co., Ltd.
By:
Buyer Signature	Date

Printed Name

Title & Organization

Buyer Address: 6/F, Liming Building Keji Rd.1.S, South Area, Shenzhen Hi-tech Industrial Park, Nanshan District, Shenzhen P.R.C.518057